Exhibit 21.1

Subsidiaries of Soapstone

(a)	Soapstone Networks International, Inc., a Delaware Corporation

(b)	Soapstone Networks Europe B.V., a Dutch limited liability company

(c)	Soapstone Networks Germany GmbH, a German limited liability company

(d)	Soapstone Networks Texas, Inc., a Delaware Corporation

(e)	Soapstone Networks Texas, L.P., a Texas limited partnership